Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2020

Shenzhen, China, August 25, 2020 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights:

•	Total revenues were US$44.3 million, representing a decrease of 8.3% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$21.0 million, representing a decrease of 0.9% from the previous quarter.

•	Subscription revenues were US$20.7 million, representing a decrease of 11.4% on a sequential basis.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$2.7 million, representing a decrease of 30.4% from the previous quarter.

•	Gross profit was US$20.4 million, representing a decrease of 14.5% on a sequential basis. Gross margin was 46.0% in the second quarter of 2020, compared with 49.3% in the previous quarter.

•	Net loss was US$11.8 million in the second quarter of 2020, compared with a net loss of US$5.5 million in the previous quarter.

•	Diluted loss per ADS was US$0.17 as compared with a diluted loss of US$0.08 in the previous quarter.

Recent developments

•	Initiated optimization of organizational structure and streamlined business operations to improve operating efficiency and profitability;

•	Rolled out Xunlei Cloud on the APP Store as a premium function for subscribers to enhance user experience;

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that,” The second quarter was a quarter of transition and progress. During the quarter, we reorganized our corporate structure and cut nonessential expenditure to make our business nimble and agile. Although this resulted in a significant amount of one-time expenses and impairment, we expect to fully recoup them in the coming quarters from anticipated cost savings. After a strong first quarter, total revenues decreased by 8.3% sequentially in the second quarter, and we have lately seen encouraging progress in product development and business operations. Our newly launched Xunlei Cloud demonstrates our continuous efforts in better serving our customers. Looking forward, we will focus on selected areas that may generate positive results with visibility. To weather uncertainties in the fluid COVID-19 environment, we will closely manage our expenditures and cash flows while capturing new opportunities.”

Second Quarter 2020 Financial Results

Total Revenues

Total revenues were US$44.3 million, representing a decrease of 8.3% from the previous quarter.

Revenues from cloud computing and other IVAS combined were US$21.0 million, representing a decrease of 0.9% from the previous quarter.

Revenues from subscriptions were US$20.7 million, representing a decrease of 11.4% from the previous quarter. The number of subscribers was 3.9 million as of June 30, 2020, compared with 4.6 million as of March 31, 2020. The average revenue per subscriber for the second quarter of 2020 was RMB37.5, compared with RMB35.9 for the first quarter of 2020. The decrease in subscription revenues was mainly attributable to decline in subscriber base compared with that in the first quarter. We had a higher number of subscribers in the first quarter primarily due to extended Chinese New Year holiday.

Revenues from online advertising were US$2.7 million, representing a decrease of 30.4% from the previous quarter. The decrease in the second quarter was mainly due to lower pricing and decreased demand for our mobile advertising as compared with the first quarter.

Cost of Revenues

Total cost of revenues was US$23.9 million in the second quarter of 2020, representing 54.0% of our total revenues, compared with US$24.4 million, or 50.4% of our total revenues, in the first quarter. The decrease was mainly due to decreased bandwidth cost, partly offset by increased cost associated with a write-down of our inventory for Onething Cloud hardware products of US$2.5 million based on inventory impairment assessment.

Bandwidth costs were US$13.9 million, representing 31.4% of our total revenues, compared with US$18.0 million, or 37.1% of our total revenues in the previous quarter, primarily due to decreased unit cost as a result of improved bandwidth procurement and utilization.

The remaining cost of revenues mainly consisted of revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2020 was US$20.4 million, representing a decrease of 14.5% from the previous quarter. Gross margin was 46.0% in the second quarter, compared with 49.3% in the previous quarter. The decreased gross profit was mainly due to decreased subscription revenue and online advertising revenue which have higher gross margins as well as increased cost associated with a write-down of our inventory discussed above.

Research and Development Expenses

Research and development expenses for the second quarter of 2020 were US$14.5 million, representing 32.8% of our total revenues, compared with US$16.8 million or 34.8% of our total revenues in the previous quarter. The decrease was mainly due to decreased expenses as a result of continuing optimization of organizational structure during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2020 were US$4.4 million, representing 9.9% of our total revenues, compared with US$6.7 million or 13.9% of our total revenues in the previous quarter. The decrease was mainly due to less marketing and promotion activities we conducted during the quarter.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2020 were US$10.1 million, representing 22.8% of our total revenues, compared with US$8.4 million or 17.5% of our total revenues in the previous quarter. The increase was mainly due to increased employee severance compensation as result of organizational optimization and one-time expense associated with terminating several office leases.

Impairment of Assets, Net of Recoveries

Impairment of assets, net for the second quarter was approximately US$5.1 million, representing 11.4% of total revenues. The amount represented a one-time written-off of certain receivables and prepayments in connection with our cloud computing business as we believe those receivables and prepayments are not recoverable.

Operating Loss

Operating loss was US$13.7 million, compared with US$8.1 million in the previous quarter. The increase was mainly due to lower gross profit and assets impairment loss accrued this quarter as discussed above.

Net Loss and Loss Per ADS

Net loss was US$11.8 million in the second quarter of 2020, compared with a net loss of US$5.5 million in the previous quarter. Non-GAAP net loss was US$11.2 million in the second quarter of 2020, compared with a Non-GAAP net loss of US$4.5 million in the previous quarter.

Diluted loss per ADS in the second quarter of 2020 was US$0.17, compared with a diluted loss per ADS of US$0.08 in the previous quarter.

Cash Balance and Short-Term Investments

As of June 30, 2020, the Company had net working capital of approximately US$197.4 million. With cash, cash equivalents and short-term investments of US$257.1 million, compared with US$255.7 million as of March 31, 2020. The Company anticipates adequate liquidity to meet its current obligations.

Share Repurchase Program

The Company approved a share repurchase program to repurchase up to US$20 million of its outstanding shares before June 30, 2021. There were no shares repurchased as of June 30, 2020. Since the announcement of the share repurchase program, the Company has repurchased 1,191,392 ADSs using cash of US$4.47 million.

Guidance for Third Quarter 2020

For the third quarter of 2020, Xunlei estimates total revenues to be between US$42 million and US$46 million, and the midpoint of the range represents a quarter-over-quarter decrease of approximately 1.0%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 25, 2020 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4165106 .

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	4165106
Replay End Date:	September 2, 2020

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: (i) the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; (ii) the Company's ability to keep up with technological developments and users' changing demands in the internet industry; (iii) the Company's ability to convert its users into subscribers of its premium services; (iv) the Company's ability to deal with existing and potential copyright infringement claims and other related claims; (v) the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; (vi) the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Additionally, these forward-looking statements, particularly our guidance, involve risk, uncertainties and assumptions, including those related to the impacts of COVID-19 on our business and global economic conditions. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, the timeframes for and severity of social distancing and other mitigation requirements, the impact of COVID-19 on our customers’ purchasing decisions and the length of our sales cycles, particularly for customers in certain industries highly affected by COVID-19. Significant variation from the assumptions underlying our forward-looking statements could cause our actual results to vary, and the impact could be significant. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2020	2019

Assets

Current assets:
Cash and cash equivalents	131,378	162,465
Short-term investments	125,759	102,847
Accounts receivable, net	16,802	27,533
Inventories	1,940	5,537
Due from related parties	2,323	1,658
Prepayments and other current assets	12,291	16,543
Total current assets	290,493	316,583

Non-current assets:
Restricted cash	2,939	2,983
Long-term investments	26,287	26,365
Deferred tax assets	666	1,118
Property and equipment, net	37,647	38,770
Intangible assets, net	8,720	9,426
Goodwill	20,084	20,382
Other long-term prepayments and receivables	214	313
Right-of-use assets	2,713	8,747
Total assets	389,763	424,687

Liabilities
Current liabilities:
Accounts payable	21,596	24,213
Due to related parties	5,002	5,002
Contract liabilities and deferred income, current portion	31,552	31,988
Lease liabilities	2,330	4,693
Income tax payable	2,673	2,550
Accrued liabilities and other payables	29,917	42,840
Total current liabilities	93,070	111,286

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,032	1,223
Lease liabilities, non-current portion	439	4,132
Deferred tax liabilities, non-current portion	1,081	1,179
Interest-bearing bank borrowing	16,809	11,324
Total liabilities	112,431	129,144

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 339,165,241 shares outstanding as at December 31, 2019; 368,877,205 issued and 339,820,941 shares outstanding as at June 30, 2020)	85	85
Additional paid-in-capital	473,614	472,052
Accumulated other comprehensive loss	(15,919)	(13,425)
Statutory reserves	5,132	5,132
Treasury shares (29,711,964 shares and 29,056,264 shares as at December 31, 2019 and June 30, 2020, respectively)	7	7
Accumulated deficits	(184,000)	(166,973)
Total Xunlei Limited's shareholders' equity	278,919	296,878
Non-controlling interests	(1,587)	(1,335)
Total liabilities and shareholders' equity	389,763	424,687

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2020	2020	2019

Revenues, net of rebates and discounts	44,328	48,348	47,806
Business taxes and surcharges	(8)	(133)	(157)
Net revenues	44,320	48,215	47,649
Cost of revenues	(23,931)	(24,380)	(25,302)
Gross profit	20,389	23,835	22,347

Operating expenses
Research and development expenses	(14,548)	(16,823)	(17,824)
Sales and marketing expenses	(4,382)	(6,704)	(6,844)
General and administrative expenses	(10,100)	(8,449)	(10,231)
Assets impairment loss, net of recoveries	(5,060)	-	732
Total operating expenses	(34,090)	(31,976)	(34,167)

Operating loss	(13,701)	(8,141)	(11,820)
Interest income	408	497	430
Interest expense	-	-	(15)
Other income, net	1,772	2,722	8,916
Loss before income taxes	(11,521)	(4,922)	(2,489)
Income tax expenses	(254)	(614)	445
Net loss	(11,775)	(5,536)	(2,044)
Less: net loss attributable to non-controlling interest	(247)	(37)	(86)
Net loss attributable to common shareholders	(11,528)	(5,499)	(1,958)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2020	2020	2019

Loss per share for common shares
Basic	(0.0339)	(0.0162)	(0.0058)
Diluted	(0.0339)	(0.0162)	(0.0058)

Loss per ADS
Basic	(0.1695)	(0.0810)	(0.0290)
Diluted	(0.1695)	(0.0810)	(0.0290)

Weighted average number of common shares used in calculating :
Basic	339,816,984	339,172,380	337,232,099
Diluted	339,816,984	339,172,380	337,232,099

Weighted average number of ADSs used in calculating :
Basic	67,963,397	67,834,476	67,446,420
Diluted	67,963,397	67,834,476	67,446,420

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2020	2020	2019

GAAP operating loss	(13,701)	(8,141)	(11,820)
Share-based compensation expenses	547	1,015	1,349
Non-GAAP operating loss	(13,154)	(7,126)	(10,471)

GAAP net loss from continuing operations	(11,775)	(5,536)	(2,044)
Share-based compensation expenses	547	1,015	1,349
Non-GAAP net loss	(11,228)	(4,521)	(695)

GAAP loss per share for common shares:
Basic	(0.0339)	(0.0162)	(0.0058)
Diluted	(0.0339)	(0.0162)	(0.0058)

GAAP loss per ADS:
Basic	(0.1695)	(0.0810)	(0.0290)
Diluted	(0.1695)	(0.0810)	(0.0290)

Non-GAAP loss per share for common shares:
Basic	(0.0323)	(0.0132)	(0.0018)
Diluted	(0.0323)	(0.0132)	(0.0018)

Non-GAAP loss per ADS:
Basic	(0.1615)	(0.0660)	(0.0090)
Diluted	(0.1615)	(0.0660)	(0.0090)

Weighted average number of common shares used in calculating:
Basic	339,816,984	339,172,380	337,232,099
Diluted	339,816,984	339,172,380	337,232,099

Weighted average number of ADSs used in calculating:
Basic	67,963,397	67,834,476	67,446,420
Diluted	67,963,397	67,834,476	67,446,420

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com